Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2009 (1)	2010 (1)

Net Income	$153	$195
Equity in earnings of unconsolidated affiliates, net of distributions	(8)	6
Income taxes	91	147
Capitalized interest	(3)	(3)
	233	345

Fixed charges, as defined:

Interest	324	315
Capitalized interest	3	3
Interest component of rentals charged to operating expense	5	12
Total fixed charges	332	330

Earnings, as defined	$565	$675

Ratio of earnings to fixed charges	1.70	2.05

(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2009 and 2010 is interest expense of $9 million and $4 million, respectively, which is included in income tax expense.